Filed by TrustCo Bank Corp NY
                                   Pursuant to Rule 425 under the Securities Act
                                           of 1933 and deemed filed  pursuant to
                              Rule 14a-12 of the Securities Exchange Act of 1934
                                          Subject Company:  Cohoes Bancorp, Inc.
                                                 (Commission File No. 000-25027)

                                                              November 3, 2000

                        COHOES MANAGEMENT AND DIRECTORS:
                           STOP INSULTING YOUR OWNERS


Dear Cohoes Bancorp Shareholders,

We believe that the Cohoes Board has failed to maximize shareholder value.

         o In October 1998 Cohoes terminated its merger agreement with SFS Bancorp, Inc., costing Cohoes a breakup fee of $2,000,000.00.

         o In 1999 Cohoes' CEO Harry Robinson received a 27% salary increase, NOTWITHSTANDING A 41% DECREASE IN COHOES' NET INCOME DURING THIS PERIOD.

         o Cohoes' Board of Directors now proposes to amend its 1999 stock option agreement. This amendment will benefit a few select employees, but will not maximize shareholder value.

         o Cohoes failed to state that their stock price on April 25, 2000, the last trading date before public announcement of the proposed Cohoes-Hudson River Bancorp merger, was $9.813. WE BELIEVE THE CURRENT STOCK PRICE REFLECTS TAKEOVER SPECULATION, NOT PERFORMANCE.

TrustCo has served the Capital Region since 1902, and is committed to building a strong and community oriented financial institution.

DELIVER YOUR MESSAGE TO THE COHOES MANAGEMENT BY VOTING THE WHITE PROXY CARD AS FOLLOWS:

PROPOSAL 1  -     "FOR" the election of our four nominees to the Board of
                  Directors.

PROPOSAL 2  -     "AGAINST" the amendments to Cohoes 1999 Stock Option and
                  Incentive Plan and 1999 Recognition and Retention Plan to revise the provisions relating to the vesting of options and restricted stock awards.

PROPOSAL 3  -     We do not make a recommendation with respect to this proposal.




                                                                       (over)

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         REMEMBER, YOUR LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS,
                 SO RETURN THE WHITE CARD EVEN IF YOU PREVIOUSLY
                             MAILED IN A PROXY CARD.


         If you have any questions or need assistance in voting your shares, please call:

                   Georgeson Shareholder Communications, Inc.
                                 17 State Street
                                   10th Floor
                            New York, New York 10004
                       Telephone Toll Free 1-800-223-2064